-50
12/31

SECURITIE[...] 02053970 [...]SSION
Washington, D.C. 20549

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19
12/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Callahan Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Connecticut Avenue, NW; Suite 1001
(No. and Street)

Washington, (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Sharon Simpson (202) 223-3920
(Area Code — Telephone No.)

SEC MAIL PROCESSING RECEIVED DEC 30, 2002 OPC VA 313 SECTION
DEC 30 2002

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name — *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, (Address) Oak Brook (City) IL (State) 60522 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DR 12/31

OATH OR AFFIRMATION

I, Sharon Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Callahan Financial Services, Inc, as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President / FINOPS
Title

[signature]
Notary Public
My commission Expires 7/31/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying balance sheets of Callahan Financial Services, Inc. (the "Company,") a Delaware corporation, as of October 31, 2002 and 2001 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
November 15, 2002

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 361,789	$ 374,127
Investment in limited partnership	10,100	10,100
Equity in undistributed earnings from limited partnership	88,363	80,847
Other assets	1,014	7,854
	$ 461,266	$ 472,928
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Other liabilities	$ --	$ 8,424
Total liabilities	--	8,424
SHAREHOLDER'S EQUITY		
Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	15,000	15,000
Additional paid-in capital	412,350	339,605
Retained earnings	33,916	109,899
Total shareholder's equity	461,266	464,504
Total liabilities and shareholder's equity	$ 461,266	$ 472,928

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
For the Years Ended October 31, 2002 and 2001

	2002	2001
Income		
Earnings in limited partnership	$ 164,044	$ 140,249
Interest income	6,838	17,593
Total revenues	170,882	157,842
Income before income taxes	170,882	157,842
Income tax expense	(72,745)	(54,775)
Net income	$ 98,137	$ 103,067

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended October 31, 2002 and 2001

	Number of Shares	Capital Stock (No Par Value)	Additional Paid-In Capital	Retained Earnings	Total
Balance, November 1, 2000	100	$ 15,000	$ 284,830	$ 147,838	$ 447,668
Capital contribution	-	-	54,775	-	54,775
Dividends declared	-	-	-	(141,006)	(141,006)
Net income	-	-	-	103,067	103,067
Balance, October 31, 2001	100	15,000	339,605	109,899	464,504
Capital contribution	-	-	72,745	-	72,745
Dividends declared	-	-	-	(174,120)	(174,120)
Net income	-	-	-	98,137	98,137
Balance, October 31, 2002	100	$ 15,000	$ 412,350	$ 33,916	$ 461,266

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended October 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 98,137	$ 103,067
Adjustments to reconcile net income to net cash provided by operating activities:		
Earnings from limited partnership	(164,044)	(140,249)
Changes in		
Other assets and liabilities	(1,584)	570
Total adjustments	(165,628)	(139,679)
Net cash from operating activities	(67,491)	(36,612)
Cash flows from investing activities:		
Distributions received from limited partnership	156,528	110,786
Cash flows from financing activities:		
Capital contribution received from parent	72,745	54,775
Dividends paid to parent	(174,120)	(141,006)
	(101,375)	(86,231)
Net change in cash and cash equivalents	(12,338)	(12,057)
Cash and cash equivalents at beginning of year	374,127	386,184
Cash and cash equivalents at end of year	$ 361,789	$ 374,127

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Callahan Financial Services, Inc. (the "Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15 percent ownership interest) in Callahan Credit Union Financial Services Limited Partnership (the "Partnership," see Note 3). The Partnership was organized to serve as the administrator of the Trust for Credit Unions (the "Trust"), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as a co-distributor, with Goldman, Sachs & Co., of the units of the portfolios of the Trust. The Company is a wholly-owned subsidiary of Callahan & Associates, Inc.

The primary source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust. Under an amended and restated administration agreement effective June 1991, the Partnership established two separate portfolios for investment by the Trust, a Money Market Portfolio and a Government Securities Portfolio. On October 10, 1992, a third portfolio, the Mortgage Securities Portfolio, was established. On July 1, 1993, a fourth portfolio, the Target Maturity Portfolio, composed of mutual fund investments, was established. This portfolio liquidated and terminated operations on June 28, 1996 upon reaching maturity. Two additional target maturity portfolios, composed of mutual fund investments, were established on February 15, 1994, and May 19, 1994. Upon reaching their scheduled maturity dates, these portfolios liquidated and terminated on February 28, 1997 and May 15, 1997.

Effective July 1, 1997, the Partnership voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 2 basis points of the average daily net assets. The impact of the Partnership voluntarily limiting the administration fees resulted in fees waived in 2002 and 2001 of approximately $1,536,000 and $1,272,000. From July 1, 1995, to June 30, 1997, the Partnership voluntarily agreed to limit its administration fee for the Money Market Portfolio to 5 basis points times the average daily net assets of the Money Market Portfolio of the Trust on assets up to $500 million, 4 basis points on $500 million to $750 million, and 3 basis points over $750 million. Prior to July 1, 1995, the agreement called for 5 basis points on assets up to $300 million and on assets over $1 billion, and 10 basis points on assets from $300 million to $1 billion. In addition, the Partnership agreed that to the extent the total annualized expenses (excluding interest, taxes, brokerage, and extraordinary expenses) of the Money Market Portfolio exceed 20 basis points of the average daily net assets of the Money Market Portfolio, the Partnership will either reduce the administration fees otherwise payable or pay such expenses of the Money Market Portfolio. No reimbursements were made under this agreement for 2002 or 2001.

(Continued)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS (Continued)

The administration fee for the Government Securities Portfolio is paid at an annual rate of 10 basis points times the average daily net assets after expense limitations of the Government Securities Portfolio of the Trust. CUFSLP and Goldman, Sachs & Co. have each voluntarily agreed to limit the other annualized ordinary expenses (excluding advisory fees, administration fees, interest, taxes, brokerage and extraordinary expenses) of the Government Securities Portfolio such that CUFSLP will reimburse expenses that exceed 5 basis points up to 10 basis points of the Government Securities Portfolio's average daily net assets, and Goldman, Sachs & Co. will reimburse expenses that exceed 10 basis points up to 15 basis points of the Government Securities Portfolio's average daily net assets. For 2002 and 2001, no expenses were required to be reimbursed by CUFSLP and Goldman, Sachs & Co. under this agreement.

The administration fee for the Mortgage Securities Portfolio is paid at an annual rate of 5 basis points times the average daily net assets of the Mortgage Securities Portfolio of the Trust. The administration fee for the target maturity portfolios were paid at an annual rate of 5 basis points times the average daily net assets of the target maturity portfolios.

Beginning in November 1988, Goldman, Sachs & Co. began paying certain expenses related to the marketing and administration of the Trust that previously had been the responsibility of the Partnership. While there can be no assurance that Goldman, Sachs & Co. will continue to pay the expenses that it is currently paying, management of the Company does not anticipate any change in the expense-sharing arrangement currently in place.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform with accounting principles generally accepted in the United States of America.

Income Taxes: The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return.

Investment in Limited Partnership: The Company accounts for its investment in the limited partnership using the equity method.

Cash and Cash Equivalents: Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 3 - INVESTMENT IN LIMITED PARTNERSHIP

The Company initially acquired a 15 percent interest in the Partnership for an investment of $100. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Profits and losses of the Partnership are generally allocated among the partners in accordance with their Partnership interests. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, through January 31, 1991, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net earnings in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership distributed $378,409 in May 2002 and will distribute an additional $441,813 in December 2002, which relates to fiscal year 2002.

During fiscal year 1991 and in accordance with the approval of the Class A limited partners, the Company purchased the Class B limited partner's interest in the Partnership. This interest was purchased for its original face value of $10,000 from the original Class B limited partner. This Class B interest was contributed to the Company and increased its total partnership interest in the Partnership to 20 percent.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

(Continued)

NOTE 3 – INVESTMENT IN LIMITED PARTNERSHIP (Continued)

The Partnership's condensed balance sheets as of October 31, 2002 and 2001, and condensed statements of income for the years ended October 31, 2002 and 2001, are as follows:

Condensed Balance Sheets

	October 31, 2002	October 31, 2001
Assets:		
Cash, cash equivalents and certificates of deposit	$ 3,591,133	$ 3,621,160
Receivables	183,116	132,446
Total assets	$ 3,774,249	$ 3,753,606
Liabilities:		
Accrued expenses and accounts payable	$ 115,111	$ 130,733
Distributions payable	441,813	404,231
Unearned fees	5,225	6,542
Total liabilities	562,149	541,506
Partners' capital:		
General partner	100	100
Class A limited partners	3,202,000	3,202,000
Class B limited partner	10,000	10,000
Total partners' capital	3,212,100	3,212,100
Total liabilities and partners' capital	$ 3,774,249	$ 3,753,606

Condensed Statements of Income

	For the Years Ended October 31, 2002	For the Years Ended October 31, 2001
Revenues	$ 1,637,364	$ 1,522,141
Expenses	(817,142)	(820,896)
Net Income	$ 820,222	$ 701,245

(Continued)

NOTE 4 – RELATED-PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were paid by the Partnership. Expenses paid by the Partnership under the terms of this agreement for the years ended October 31, 2002 and 2001, were $550,177 and $464,582. The partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership. As the expenses charged to the Company are pass-through expenses from Callahan & Associates, Inc., to the Partnership, they are not reflected in the financial statements of the Company.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $73,032 and $90,655 as of October 31, 2002 and 2001.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2002 and 2001, the Company's net capital totaled $356,127 and $360,147, which is in excess of its required capital of $250,000. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,500 percent of net capital. The Company had no aggregate indebtedness as of October 31, 2002.

As a condition of approval by the National Association of Securities Dealers, Inc., to conduct business as a self-clearing broker, the Company is required to maintain minimum net capital of $250,000. The Company was in compliance with net capital requirements as of October 31, 2002 and 2001.

(Continued)

NOTE 6 – RECONCILIATION OF ASSETS, LIABILITIES, AND SHAREHOLDER'S EQUITY TO REGULATORY REPORTS

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and differ in certain respects from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. For example, under the Securities and Exchange Commission's general instructions, certain amounts are classified differently for regulatory reporting purposes. A reconciliation of amounts reported herein to amounts reported by the Company as of October 31, 2002 on Form X-17A-5, as filed with the Securities and Exchange Commission is as follows:

	Amount Per Form X-17A-5 Unaudited	Reclassifications and Adjustments	Amount Per Financial Statements
Assets:			
Cash and cash equivalents	$ 76,249	$ 285,540	$ 361,789
Cash segregated in compliance with regulations	2,455	(2,455)	-
Investment in and receivables from affiliates, subsidiaries and associated partnerships	98,463	(98,463)	-
Other securities	283,085	(283,085)	-
Investment in limited partnership	-	10,100	10,100
Equity in undistributed earnings from limited partnership	-	88,363	88,363
Other assets	1,014	-	1,014
	$ 461,266	$ -	$ 461,266
Liabilities and shareholder's equity:			
Capital stock	$ 15,000	-	$ 15,000
Additional paid-in capital	412,350	-	412,350
Retained earnings	33,916	-	33,916
	$ 461,266	$ -	$ 461,266

No material differences exist between the audited computation of net capital and the Computation of 15c 3-3 Reserve Requirements and the unaudited Schedule I and Schedule II attached which were included in the Company's Focus Report filing as of October 31, 2002.

SUPPLEMENTARY INFORMATION

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B ________ [4586]

   A. Number of items ________ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ________ [4588]

   A. Number of items ________ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes (●) [4584] No ( ) [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		[4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		[4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		[4425A]	[4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			0 [4425]	
11.	TOTAL CREDITS			0 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		[4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		[4465]	
16.	Other (List)			
		[4469A]	[4469B]	
		[4469C]	[4469D]	
		[4469E]	[4469F]	

		0 [4469]	
17.	**Aggregate debit items		0 [4470]
18.	**less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))		[4471]
19.	**TOTAL 15c3-3 DEBITS		0 [4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)		[4490]
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		2,455 [4510]
24.	Amount on deposit (or withdrawal) including value of qualified securities	[4515]	[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	[4525]	2,455 [4530]
26.	Date of deposit (MM/DD/YYYY)		[4540]

FREQUENCY OF COMPUTATION

Daily ○ [4332] Weekly ○ [4333] Monthly ◉ [4334] N/A ○

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)		[2110]	
2.	Monies borrowed collateralized by securities carried for PAIB (See Note 1)		[2120]	
3.	Monies payable against PAIB securities loaned (see Note 2)		[2130]	
4.	PAIB securities failed to receive		[2140]	
5.	Credit balances in firm accounts which are attibutable to principal sales to PAIB		[2150]	
6.	Other (List) (See Notes 4,5 and 6)			
		[2160A]	[2160B]	
		[2160C]	[2160D]	
		[2160E]	[2160F]	
			0 [2160]	
7.	TOTAL PAIB CREDITS			0 [2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		[2180]	
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]	
10.	Failed to deliver of PAIB securities not older than 30 calendar days		[2200]	
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts (See Notes 3,4,5 and 6)		[2210]	
12.	Other (List)			
		[2220A]	[2220B]	
		[2220C]	[2220D]	
		[2220E]	[2220F]	
			0 [2220]	
13.	TOTAL PAIB DEBITS			0 [2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 7)	[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	[2250]
16.	Excess debits in customer reserve formula computation	[2260]

17.	PAIB Reserve Requirement (line 15 less line 16)		0 [2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	[2275]	[2280]
19.	Amount of deposit (or withdrawal) including value of qualified securities	[2285]	[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting value of qualified securities	[2295]	[2300]
21.	Date of deposit (MM/DD/YYYY)		[2310]

FREQUENCY OF COMPUTATION

Weekly ○ [2320] Monthly ◉ [2330] N/A ○

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				461,266 [3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital				461,266 [3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				0 [3520]
	B. Other (deductions) or allowable credits (List)				
		[3525A]		[3525B]	
		[3525C]		[3525D]	
		[3525E]		[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities				461,266 [3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			99,477 [3540]	
	1. Additional charges for customers' and non-customers' security accounts			[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]	
	B. Aged fail-to-deliver			[3570]	
	1. Number of items	[3450]			
	C. Aged short security differences-less reserve of	[3460]		[3580]	
	number of items	[3470]			
	D. Secured demand note deficiency			[3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges			[3600]	
	F. Other deductions and/or charges			[3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).			[3615]	
	H. Total deductions and/or charges				-99,477 [3620]
7.	Other additions and/or credits (List)				
		[3630A]		[3630B]	
		[3630C]		[3630D]	
					0

		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			361,789 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Bankers' acceptances, certificates of deposit and commerical paper		[3680]	
	2. U.S. and Canadian government obligations		[3690]	
	3. State and municipal government obligations		[3700]	
	4. Corporate obligations		[3710]	
	5. Stocks and warrants		[3720]	
	6. Options		[3730]	
	7. Arbitrage		[3732]	
	8. Other securities		5,662 [3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	-5,662 [3740]
10.	Net Capital			356,127 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14.	Excess net capital (line 10 less 13)	106,127 [3770]

15.	Excess net capital at 1000% (line 10 less 10% of line 19)		356,127 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
18.	Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness			0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880)			% 0 [3853]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	% [3852]

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. (the "Company,") a Delaware corporation, for the year ended October 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
November 15, 2002